SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   December 19, 2003

Commission file number: 333-46607-12

Werner Holding Co. (PA), Inc.
(Exact name of co-registrant as specified in charter)

Pennsylvania	25-0906895
(State or other jurisdiction of incorporation)	(IRS employer identification no.)

93 Werner Rd. Greenville, PA (Address of principal executive offices)	16125 (Zip Code)

(724) 588-2550
(Co-registrant's telephone number, including area code)

Commission file number: 333-46607

Werner Holding Co. (DE), Inc.
(Exact name of co-registrant as specified in charter)

Delaware	25-1581345
(State or other jurisdiction of incorporation)	(IRS employer identification no.)

1105 North Market St., Suite 1300 Wilmington, DE (Address of principal executive offices)	19899 (Zip Code)

(302) 478-5723
(Co-registrant's telephone number, including area code)

The co-registrants are Werner Holding Co. (PA), Inc. and Werner Holding Co. (DE), Inc., which is a wholly owned subsidiary of Werner Holding Co. (PA), Inc. Werner Holding Co. (PA), Inc. has no substantial operations or assets other than its investment in Werner Holding Co. (DE), Inc.

Item 12. Results of Operations and Financial Condition.

Werner Holding Co. (DE), Inc., which through its Werner Co. subsidiary is the nation's largest manufacturer and marketer of ladders and other climbing products, is pleased to announce today that it has entered into a long term strategic alliance with Lowe's Companies, Inc. ("Lowe's") such that Lowe's shall be the exclusive source for Werner® branded climbing equipment in the warehouse home center channel. Under this arrangement, Werner will supply all of Lowe's climbing equipment requirements and with Lowe's, will jointly promote and market America's No. 1 brand of professional climbing equipment. Werner will have the opportunity to enter into new climbing equipment categories at Lowe's. In addition, Lowe's and Werner have committed to developing strategic plans to increase ladder sales.

As previously reported by the Company in its Current Report on Form 8-K dated October 17, 2003, Werner was informed by The Home Depot, that it will no longer purchase aluminum and fiberglass stepladders from the Company but would instead source these products directly from China. Werner was also included in an extension ladder supplier line review at The Home Depot that began in October 2003. After careful consideration and extensive analyses, taking into account the Company's long-term interests, value and brand equity of Werner, the Company has decided to discontinue supplying Werner® branded products to The Home Depot. The Company's intent, subject to practical manufacturing and market considerations, will be to discontinue supplying Werner® brand climbing equipment to The Home Depot as soon as commercially possible within the first quarter of 2004 to achieve an orderly transition.

Sales of all products to The Home Depot, including extension ladders, stepladders, attic ladders and assorted accessories accounted for $161.3 million, or 31%, of the Company's total net sales in calendar year 2002 and $100.1 million, or 27%, of the Company's total net sales during the nine months ended September 30, 2003. Net sales of extension ladders, attic ladders and assorted ladder accessories to The Home Depot were $79.4 million in calendar year 2002 and $54.0 million for the nine months ended September 30, 2003. Net sales of stepladders to The Home Depot totaled $81.9 million in calendar year 2002 and $46.1 million during the nine months ended September 30, 2003.

Management is unable to make any forward-looking statements or estimates as to the amount of additional business it will obtain at Lowe's. Management will continue to make decisions that preserve the value of the Werner® brand, its #1 position in the climbing products industry, and its superior product quality and product safety performance, while supporting the long-term interests of its customer base, channel partners, employees and investors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the co-registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

WERNER HOLDING CO. (PA), INC.

Date: December 19, 2003

By: /s/ Larry V. Friend

Larry V. Friend
Vice President, Chief Financial Officer
and Treasurer

WERNER HOLDING CO. (DE), INC.

Date: December 19, 2003

By: /s/ Larry V. Friend

Larry V. Friend
Vice President, Chief Financial Officer
and Treasurer

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